February 3, 2017

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 937 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose for this filing is to register shares of Grant Park Absolute Return Fund under the Securities Act of 1933. Grant Park Absolute Return Fund is an existing series of the Trust that has previously only been registered under the Investment Company Act of 1940.

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

841063.3